UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Arch Capital Group Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G0450A105

(CUSIP Number)

Nancy E. Barton, Esq., General Electric Capital Corporation

260 Long Ridge Road, Stamford, Connecticut 06927

Michael M. Pastore, GE Asset Management Incorporated

3003 Summer Street, Stamford, Connecticut 06905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0450A105	Page 2 of 27 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of above person Insurance Private Equity Investors, L.L.C. I.R.S. #

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,828,454 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,828,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,454

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.37% (11.06% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* OO

SCHEDULE 13D

CUSIP No. G0450A105	Page 3 of 27 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of above person General Electric Pension Trust I.R.S. #14-6015763

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,828,454 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,828,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,454

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.37% (11.06% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* EP

SCHEDULE 13D

CUSIP No. G0450A105	Page 4 of 27 Pages

1.

Name of Reporting Person

SS. or I.R.S. Identification No. of above person

GE Asset Management Incorporated as Manager of Insurance Private Equity Investors, L.L.C. and as Investment Manager of GEPT (as defined below)

I.R.S. #06-1238874

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,828,454 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,828,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,454

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.37% (11.06% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* IA, CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 5 of 27 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of above person General Electric Company I.R.S. #14-0689340

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power Disclaimed (see 11 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power Disclaimed (see 11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership of all shares disclaimed by General Electric Company.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* Disclaimed (see 11 above)	☒

13.	Percent of Class Represented by Amount in Row (11) Not applicable (see 11 above)

14.	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 6 of 27 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of above person Orbital Holdings, Ltd. I.R.S. #

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 565,690 9. Sole Dispositive Power 0 10. Shared Dispositive Power 565,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 565,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 2.01% (11.06% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 7 of 27 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of above person GE Capital Equity Investments, Ltd. I.R.S. #

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 565,690 9. Sole Dispositive Power 0 10. Shared Dispositive Power 565,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 565,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 2.01% (11.06% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 8 of 27 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of above person General Electric Capital Corporation I.R.S. #13-1500700

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 565,690 9. Sole Dispositive Power 0 10. Shared Dispositive Power 565,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 565,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 2.01% (11.06% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 9 of 27 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of above person General Electric Capital Services, Inc. I.R.S. #06-1109503

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power Disclaimed (see 11 below) 8. Shared Voting Power 0 9. Sole Dispositive Power Disclaimed (see 11 below) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* Disclaimed (see 11 above)	☒

13.	Percent of Class Represented by Amount in Row (11) Not applicable (see 11 above)

14.	Type of Reporting Person* CO

Reference is made to the Statement on Schedule 13D filed on December 30, 2001 as amended by Amendment No. 1 thereto filed October 4, 2002 (as so amended, the “Schedule 13D”) on behalf of General Electric Company, a New York corporation (“GE”), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”), General Electric Pension Trust, a New York common law trust (“GEPT”), Insurance Private Equity Investors, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of GEPT (“Insurance”), General Electric Capital Services, Inc., a Delaware corporation and directly or indirectly 100% owned by GE (“GECS”), General Electric Capital Corporation, a Delaware corporation and a wholly owned subsidiary of GECS (“GECC”), GE Capital Equity Investments, Ltd., a Cayman Islands corporation and a wholly owned subsidiary of GECC (“GECEI”) and Orbital Holdings, Ltd. a Cayman Islands corporation and a wholly owned subsidiary of GECEI (“Orbital”). GE, GEAM, GEPT, Insurance, GECS, GECC, GECEI and Orbital are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”. Insurance, GEPT, GEAM, Orbital, GECEI, GECC and GECS each expressly disclaim that they are members of a “group”. GECS disclaims beneficial ownership of all shares held by GECC and its subsidiaries. GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group”. All capitalized terms used without definition in this Amendment No.2 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

Item 3.     Source and Amount of Funds and Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following new paragraphs immediately at the end thereof:

“On December 16, 2002, in connection with a post-closing audit under the Subscription Agreement, an additional 185,493 Preference Shares were issued to Insurance and an additional 37,099 Preference Shares were issued to Orbital.”

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“ (a)  Each of Insurance, GEPT and GEAM beneficially owns 2,828,454 Common Shares, representing 9.37%1 of the Common Shares. Each of Orbital, GECEI and GECC beneficially owns 565,690 Common Shares representing 2.01%2 of the Common Shares. Insurance, GEPT, GEAM, Orbital, GECEI, GECC and GECS each expressly disclaim that they are members of a “group” as such term is used in Section 13(d)(3) of the Exchange Act. If all of the Reporting Persons’ Common Shares were aggregated, the Reporting Persons would beneficially own 3,394,144 Common Shares representing 11.06%3 of the Common Shares.

1 This percentage is based on 30,167,241 Common Shares outstanding, calculated by combining the 27,586,184 Common Shares outstanding as of September 30, 2002 as set forth in the Company’s Form 10-Q for the quarter then ended with 2,581,057 Common Shares that Insurance will receive on conversion of the Preference Shares.

2 This percentage is based on 28,102,395 Common Shares outstanding, calculated by combining the 27,586,184 Common Shares outstanding as of September 30, 2002 as set forth in the Company’s Form 10-Q for the quarter then ended with 516,211 Common Shares that Orbital will receive on conversion of the Preference Shares.

(b)  Insurance, GEAM and GEPT share the power to vote or direct the vote and power to dispose or direct the disposition of, 2,828,454 Common Shares, subject to the restrictions on voting described in Item 6 below. Orbital, GECEI and GECC share the power to vote or direct the vote and power to dispose or direct the disposition of 565,690 Common Shares, subject to the restrictions on voting described in Item 6 below. Both GE and GECS disclaim any voting or dispositive power over the shares beneficially owned by GEPT, GEAM, Insurance, Orbital, GECC or GECEI.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

(c)  No Reporting Person nor to the best knowledge of each Reporting Person, any person identified in Schedules II through VIII, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

(d)  No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

(e)  Not Applicable.”

Item 7.     Materials to Be Filed as Exhibits

All exhibits to Schedule 13D are hereby incorporated by reference.

Schedules IV, VI, VII, and VIII.

Schedules IV, VI, VII and VIII to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

3 This percentage is based on 30,683,452 Common Shares outstanding, calculated by combining the 27,586,184 Common Shares outstanding as of September 30, 2002 as set forth in the Company’s Form 10-Q for the quarter then ended with 3,097,268 Common Shares that the Reporting Persons will receive on conversion of the Preference Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2003

INSURANCE PRIVATE EQUITY INVESTORS, L.L.C.
By:	GE Asset Management Incorporated, its Manager

By:	/S/ MICHAEL M. PASTORE
	Name:	Michael M. Pastore
	Title:	Vice President

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager

By:	/S/ MICHAEL M. PASTORE
	Name:	Michael M. Pastore
	Title:	Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/S/ MICHAEL M. PASTORE
	Name:	Michael M. Pastore
	Title:	Vice President

GENERAL ELECTRIC COMPANY

By:	/S/ JOHN H. MYERS
	Name:	John H. Myers
	Title:	Vice President

ORBITAL HOLDINGS, LTD.

By:	/S/ BARBARA J. GOULD
	Name:	Barbara J. Gould
	Title:	Director

GE CAPITAL EQUITY INVESTMENTS, LTD.

By:	/S/ JONATHAN K. SPROLE
	Name:	Jonathan K. Sprole
	Title:	Managing Director

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/S/ JONATHAN K. SPROLE
	Name:	Jonathan K. Sprole
	Title:	Department Operations Manager

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/S/ JONATHAN K. SPROLE
	Name:	Jonathan K. Sprole
	Title:	Attorney-in-Fact

Schedule IV

General Electric Company

The names and principal occupations of the Directors of General Electric Company are as follows:

Name	Present Business Address	Present Principal Occupation
J.I. Cash, Jr.	Harvard Business School Morgan Hall Soldiers Field Road Boston, MA 02163	Professor of Business Administration—Graduate School of Business Administration, Harvard University

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

A.M. Fudge	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Executive Vice President Kraft Foods, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Chairman and Chief Executive Officer, Avon Products, Inc.

A.G. Lafley	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, Oh 45202-3315	Chairman of the Board, President and Chief Executive The Procter & Gamble Company

K.G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.

R.S. Larsen	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	Former Chairman and Chief Executive Officer

R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer

S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, Georgia 30303	Partner, King & Spalding

R.S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board and President, Penske Corporation

G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company

A.C. Sigler	Champion International Corporation 1 Champion Plaza Stamford, CT 06921	Retired Chairman of the Board and CEO and former Director, Champion International Corporation

R.J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	Anne and Elmer Lindseth Dean and Professor of Accounting

D.A. Warner III	J. P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 345 Park Avenue New York, NY 10154	Former Chairman of the Board

R.C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship
C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A

The names and principal occupations of the officers of General Electric Company are as follows:

Name	Present Business Address	Present Principal Occupation
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer

P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Comptroller

C. T. Begley	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President—GE Transportation Systems

D.L. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President—GE Aircraft Engines

J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Senior Vice President—GE Consumer Products

W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President—Human Resources

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

S.C. Donnelly	General Electric Company One Research Circle Niskayuna, NY 12309	Senior Vice President—Corporate Research and Development

M.D. Fraizer	General Electric Company 6620 W. Broad Street Richmond, VA 23230	Senior Vice President—GE Insurance

Y. Fujimori	General Electric Company 21 Mita 1-chome Meguro-ku 3d Floor Alto Tokyo, Japan 153-0062	Senior Vice President—GE Asia

A.H. Harper	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President – GE Equipment Management

B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President—General Counsel and Secretary

J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President—GE Medical Systems

R.A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President—Corporate Business Development

J. Krenicki	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	Senior Vice President—GE Plastics

M.A. Neal	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President—GE Commercial Finance

D.R. Nissen	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Senior Vice President—GE Consumer Finance

J.A. Parke	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President—General Electric Company Vice Chairman, GE Capital Corporation

R.R. Pressman	General Electric Company 5200 Metcalf Avenue Overland Park, KS 66201	Senior Vice President—Employers Reinsurance Corporation

G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President—Chief Information Officer

J.G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Senior Vice President—GE Power Systems

G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer

K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President—Finance and Chief Financial Officer

L.G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Industrial Systems

W.A. Woodburn	General Electric Company 187 Danbury Road Wilton, CT 06897	Senior Vice President—GE Specialty Materials

R.C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship
Yoshiaki Fujimori	Japan
All Others	U.S.A.

Schedule VI

GE Capital Equity Investments, Ltd.

DIRECTORS AND SENIOR OFFICERS

Name and Title	Principal Business Address

John L. Flannery	120 Long Ridge Rd.
Sole Director & President	Stamford, CT 06927

Stephen S. Charles	120 Long Ridge Road
Managing Director, Risk	Stamford, CT 06927

Daniel Janki	120 Long Ridge Road
Managing Director, Treasurer & CFO	Stamford, CT 06927

Michael Fisher	120 Long Ridge Road
Managing Director	Stamford, CT 06927

Jonathan K. Sprole	120 Long Ridge Road
Managing Director, General Counsel & Secretary	Stamford, CT 06927

William Bradley	120 Long Ridge Road
Vice President, Controller	Stamford, CT 06927

Ian Sharpe	120 Long Ridge Road
Vice President, Taxes	Stamford, CT 06927

Citizenship of all Directors and Officers

U.S.A.

Schedule VII

General Electric Capital Corporation

Directors	Principal Occupation

David L. Calhoun	Chief Executive Officer
Director	GE Aircraft Engines
1 Neumann Way
Cincinnati, OH 45215

James A. Colica	Senior Vice President, Global Risk Management
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Dennis D. Dammerman	Vice Chairman and Executive Officer
Director and Chairman of the Board	GE Company
3135 Easton Turnpike
Fairfield, CT 06431

Michael D. Fraizer	President, GE Insurance
Director	GE Financial Assurance
6604 W. Broad Street
Richmond, VA 23230

Arthur H. Harper	President, GE Equipment Management
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Benjamin W. Heineman	Senior Vice President, General Counsel and
Director	Secretary
GE Company
3135 Easton Turnpike
Fairfield, CT 06431

Jeffrey R. Immelt	Chairman and Chief Executive Officer
Director	General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Robert A. Jeffe	Senior Vice President, Corporate Business
Director	Development
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

John H. Myers	Chairman and President
Director	GE Investment Corporation
3003 Summer Street, 7th Fl.
Stamford, CT 06905

Michael A. Neal	President, GE Commercial Finance
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

David R. Nissen	President, Consumer Finance
Director	GE Capital Corporation
1600 Summer Street
Stamford, CT 06927

James A. Parke	Vice Chairman & Chief Financial Officer
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Ronald R. Pressman	Chairman, President & CEO
Director	Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS 66204

John M. Samuels	Vice President and Senior Counsel, Corporate
Director	Taxes
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Keith S. Sherin	Senior Vice President, Finance & Chief Financial
Director	Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Robert C. Wright	President and Chief Executive Officer
Director	National Broadcasting Company, Inc.
30 Rockefeller Plaza, 52nd Floor
New York, NY 10112

Citizenship of all Directors

U.S.A.

Executive Officers	Principal Occupation

Michael D. Fraizer	President, GE Insurance
President	GE Financial Assurance
6604 W. Broad Street
Richmond, VA 23230

Arthur H. Harper	President, GE Equipment Management
President	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Michael A. Neal	President, GE Commercial Finance
President	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

David R. Nissen	President, Consumer Finance
President	GE Capital Corporation
1600 Summer Street
Stamford, CT 06927

James A. Parke	Vice Chairman & Chief Financial
Vice Chairman and	Officer
Chief Financial Officer	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Ronald R. Pressman	Chairman, President & CEO
Executive Vice President	Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS 66204

Kathryn A. Cassidy	Senior Vice President, Corp. Treasury &
Senior Vice President	Global Funding
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

James A. Colica	Senior Vice President, Global Risk
Senior Vice President	Management
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Richard D’Avino	Senior Vice President, Taxes
Senior Vice President, Taxes	GE Capital Corporation
777 Long Ridge Road
Stamford, CT 06927

Robert L. Lewis	Senior Vice President,
Senior Vice President	GE Capital Corporation
120 Long Ridge Road
Stamford, CT 06927

Joan C. Amble	Vice President and Controller
Vice President and Controller	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Brian T. McAnaney	Vice President, General Counsel and Secretary
Vice President, General Counsel and Secretary	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Citizenship of all Officers

U.S.A.

Schedule VIII

General Electric Capital Services, Inc.

Directors	Principal Occupation

David L. Calhoun	Chief Executive Officer
Director	GE Aircraft Engines
1 Neumann Way
Cincinnati, OH 45215

James A. Colica	Senior Vice President, Global Risk Management
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Dennis D. Dammerman	Vice Chairman and Executive Officer
Director and Chairman of the Board	GE Company
3135 Easton Turnpike
Fairfield, CT 06431

Michael D. Fraizer	President, GE Insurance
Director	GE Financial Assurance
6604 W. Broad Street
Richmond, VA 23230

Arthur H. Harper	President, GE Equipment Management
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Benjamin W. Heineman	Senior Vice President, General Counsel and
Director	Secretary
GE Company
3135 Easton Turnpike
Fairfield, CT 06431

Jeffrey R. Immelt	Chairman and Chief Executive Officer
Director	General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Robert A. Jeffe	Senior Vice President, Corporate Business
Director	Development
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

John H. Myers	Chairman and President
Director	GE Investment Corporation
3003 Summer Street, 7th Fl.
Stamford, CT 06905

Michael A. Neal	President, GE Commercial Finance
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

David R. Nissen	President, Consumer Finance
Director	GE Capital Corporation
1600 Summer Street
Stamford, CT 06927

James A. Parke	Vice Chairman & Chief Financial Officer
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Ronald R. Pressman	Chairman, President & CEO
Director	Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS 66204

John M. Samuels	Vice President and Senior Counsel, Corporate
Director	Taxes
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Keith S. Sherin	Senior Vice President, Finance & Chief Financial
Director	Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Robert C. Wright	President and Chief Executive Officer
Director	National Broadcasting Company, Inc.
30 Rockefeller Plaza, 52nd Floor
New York, NY 10112

Citizenship of all Directors

U.S.A.

Executive Officers	Principal Occupation

Michael D. Fraizer	President, GE Insurance
President	GE Financial Assurance
6604 W. Broad Street
Richmond, VA 23230

Arthur H. Harper	President, GE Equipment Management
President	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Michael A. Neal	President, GE Commercial Finance
President	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

David R. Nissen	President, Consumer Finance
President	GE Capital Corporation
1600 Summer Street
Stamford, CT 06927

James A. Parke	Vice Chairman & Chief Financial
Vice Chairman and	Officer
Chief Financial Officer	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Ronald R. Pressman	Chairman, President & CEO
Executive Vice President	Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS 66204

Kathryn A. Cassidy	Senior Vice President, Corp. Treasury &
Senior Vice President	Global Funding
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

James A. Colica	Senior Vice President, Global Risk
Senior Vice President	Management
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Richard D’Avino	Senior Vice President, Taxes
Senior Vice President, Taxes	GE Capital Corporation
777 Long Ridge Road
Stamford, CT 06927

Joan C. Amble	Vice President and Controller
Vice President and Controller	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Brian T. McAnaney	Vice President, General Counsel and Secretary
Vice President, General Counsel and Secretary	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Citizenship of all Officers

U.S.A.